COMMENTS RECEIVED ON 03/08/2019

FROM EDWARD BARTZ

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

Freedom 2055 Portfolio, Freedom 2060 Portfolio, Freedom 2065 Portfolio

POST-EFFECTIVE AMENDMENT NO. 67

1.

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2.

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether each fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in emerging markets securities, but rather invest in underlying funds that may have exposure to such securities, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds. We note that emerging markets risk is disclosed under “Foreign Exposure” in the Fund Summary and Fund Basics sections of the prospectus.

4.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing primarily in a combination of Fidelity® domestic equity funds, international equity funds, bond funds, and short-term funds (underlying Fidelity® funds).”

C:

The Staff requests we describe the market cap policy of the underlying equity funds and the credit quality and maturity policies of the underlying equity funds.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the funds do not have a principal investment strategy to invest in any particular underlying fund with a specific market capitalization range or in securities of a specific average credit quality or maturity dates, we respectfully decline to include this disclosure in the principal investment strategies section. Note, however, that the Statement of Additional Information includes a brief description of the principal investment policies of each underlying fund, including whether an underlying fund has a specific market capitalization strategy.

5.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose any corresponding risk for any small cap and mid-cap stocks and any junk bond exposure.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds. Because the funds do not have a principal investment strategy to invest directly in small cap, mid-cap, or lower quality debt securities, but rather invest in underlying funds that may have exposure to such securities, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds.

6.

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity® funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs, such as commissions.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

7.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff request we disclose each fund’s junk bond strategy in the strategy section. Also, The Staff requests a separate risk for junk bonds, if junk bonds will be a significant part of the portfolio.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the funds do not have a principal investment strategy of investing in junk bonds, we respectfully decline to include this disclosure in the principal investment strategies section. We also note that the risks associated with investing in junk bonds are described in “Issuer−Specific Changes” and, therefore, believe that the addition of a separate risk factor for this type of investment would be duplicative.

8.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Buying and selling futures contracts (both long and short positions) in an effort to manage cash flows efficiently, remain fully invested, or facilitate asset allocation.”

C:

The Staff requests that we add a separate risk for derivatives.

R:

Each fund believes that the risks associated with investing in derivatives are described in “Issuer‐ Specific Changes” and “Leverage Risk” in the Fund Summary section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

9.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

"Growth" Investing.  "Growth" stocks can perform differently from the market as a whole and other types of stocks and can be more volatile than other types of stocks.”

"Value" Investing.  "Value" stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.”

C:

The Staff request we add strategies for value investing and growth investing in the “Principal Investment Strategies” section.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because each fund does not have a principal investment strategy to invest directly in growth or value securities, but rather invest in underlying funds that may have exposure to such securities, instruments or strategies, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds.

10.

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff asks that we add “Prepayment” and “Mid Cap Investing” risks to the “Fund Summary” section since they are included in the “Fund Basics” section.

R:

We believe that the risks disclosed under the “Principal Investment Risks” heading in each fund’s Fund Summary section appropriately summarize the principal investment risks for each fund based on each fund’s allocation to underlying funds. Accordingly, we have not modified disclosure.

11.

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry (provided that investments in other investment companies shall not be considered an investment in any particular industry for purposes of this investment limitation).”

C:

The Staff requests we add disclosure to the concentration policy to clarify if each fund will consider the concentration of its underlying investment companies when determining each fund’s compliance with its concentration policy.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, each fund will take such policy into account in connection with any investment in such underlying fund.